Exhibit 1

                                         N E W S   R E L E A S E

TALISMAN ENERGY INCREASES 2004 NORTH AMERICAN EXPLORATION & DEVELOPMENT BUDGET BY $300 MILLION

INTERNATIONAL EXPLORATION BUDGET UP BY $143 MILLION

Calgary, Alberta – July 29, 2004 – Talisman Energy Inc. has increased its total 2004 capital spending by $443 million or approximately 17%. Capital spending in North America will increase by $300 million or 25%. In addition, Talisman has increased its international exploration budget by $143 million. In total, Talisman now plans to spend approximately $3 billion in 2004 ($2,770 million on exploration and development and $255 million on property and asset acquisitions). The Company expects it will be able to fund this spending from cash flow, assuming US$37.25/bbl WTI oil prices, US$6.20/mcf NYMEX gas prices and a C$/US$ exchange rate of $0.76 in the second half of 2004.

“This increased spending is driven by opportunity and value creation,” said Dr. Jim Buckee, President and Chief Executive Officer. “We have boosted our North American program with the acquisition and analysis of large amounts of 3D seismic, detailed bottom-up technical analysis and strategic land acquisitions. All of this is supported by strong encouragement from recent drilling results and we see numerous exciting opportunities. We are adjusting our strategic approach to the basin, with an increased emphasis on exploration.

“Of the $300 million increase in North America, $195 million is being allocated towards new drilling or facilities to tie in additional production. We expect to add 7,000-10,000 boe/d of incremental production next year for an implied onstream cost of between $20,000-28,000/boe/d. With this increased spending, we estimate that North American production should increase to over 210,000 boe/d in 2005, an increase of 4-6% over this year’s guidance range.

“In addition, we are continuing to expand our portfolio of high potential international exploration opportunities. The increases in international spending will be directed towards expanded strategic positioning in Alaska, Latin America, Malaysia/Vietnam and the North Sea.  The Alaskan North Slope is one of the most prospective areas in North America for large new oil discoveries. Additional money will be spent in support of continuing exploration and appraisal programs in the UK and Norway, as well as a number of new ventures.

“Talisman’s production is up 20% over the second quarter of 2003, with most of the increase coming from drilling success. With these new opportunities in North America and internationally, I am confident we can build on this success and continue to add shareholder value through the drillbit.”

North American Operations

Talisman is increasing its 2004 exploration and development program in North America by $300 million or 25% to a record $1.4 billion.  Over the last 18 months, the North American Operations group has reviewed its strategy, which has generated a wealth of new opportunities.  The majority of new spending is directed towards short-term drilling opportunities, with additional funding to position North America for growth in 2006 and beyond. The range of new opportunities reflects Talisman’s and Fortuna’s diversified portfolio in western Canada and the northeastern United States, as well as a depth of commercial, technical and operating skills in each of the core areas. The increased spending focuses on areas of recent drilling success as evidenced by recent record high production rates in the Alberta Foothills, Appalachia, Bigstone/Wild River and the Deep Basin.

Increases in capital spending are concentrated in Edson ($78 million), Foothills ($67 million), Appalachia ($48 million), Deep Basin ($13 million), Bigstone/Wild River ($47 million) and the Peace River Arch ($47 million).  The Company expects to drill approximately 40 additional net wells.  This expanded drilling program will also allow Talisman to secure additional drilling rigs  for the upcoming winter drilling program.

Almost  half ($138 million) of the increase is being directed at additional  drilling, completion, and well tie-ins.  The majority of this drilling will focus on high-graded development locations in core areas such as Edson, Bigstone/Wild River, the Foothills and Appalachia. Talisman expects to spend $57 million on additional plant, facilities, pipelines and compression, including $21 million for the Edson Co-generation plant.  The majority of the spending on facilities is to support high levels of drilling success in the Foothills and Appalachia.

The Company has added $76 million to acquire land and seismic; roughly two-thirds of which is budgeted for land acquisition in strategic new gas play areas. This funding will generate new growth opportunities for 2006 and beyond.

Approximately 10% of the budget increase is due to higher than expected costs. Of this increase, $10 million reflects industry cost pressures, $8 million reflects Talisman’s participation in the Syncrude expansion and the remainder is due to Talisman specific cost overruns.

Overall, the increase in spending is weighted towards incremental, short-term production, while adding to Talisman’s extensive North American opportunity set.

International Exploration

Talisman is increasing international exploration spending by approximately $143 million.

Spending in the North Sea will increase by approximately $47 million in support of continued exploration and appraisal programs. This includes spending on the J5 appraisal well, additional seismic, capital phasing changes and the impact of higher pound sterling exchange rates.

An additional $8 million will be spent in Malaysia/Vietnam reflecting follow ups on successful drilling in PM-3 CAA as well as changes and additions to ongoing exploration and appraisal drilling in other core areas.

A total of $72 million has been added for new ventures, primarily in Alaska. Fortuna Exploration LLC entered the North Slope in late 2002 with a farmin agreement involving an exploration well at Caribou. Subsequently Fortuna committed US$26.5 million to purchase 22 tracts of land (100% working interest) at the June NW NPR-A land sale. The increased capital budget also includes funds for seismic acquisition and other geological and geophysical work. The North Slope is one of the most prospective areas in North America for large oil deposits. Fortuna’s acreage is in a proven hydrocarbon basin, which contains a number of giant fields such as Kuparuk River and Prudhoe Bay.

A total of $16 million is being allocated to programs in the rest of the world including Trinidad, Qatar and a new country. The money in Trinidad and Qatar will be spent primarily on seismic related projects. Details on the new country entry will be announced in the next 2-3 weeks, following completion of government approvals.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

Email:

tlm@talisman-energy.com

22-04

Forward-looking Statements

This news release contains estimates of future production, business plans for drilling, exploration, development and land acquisitions, estimated amounts and timing of capital expenditures and forecast oil and gas prices, estimated costs, planned seismic acquisition, and information about a planned new country entry that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to general economic conditions; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", “- Risks and Uncertainties” and “- Outlook for 2004” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of BOE equivalents

Throughout this release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  BOEs may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.